     Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
On June 4, 2010, FirstEnergy Corp. and Allegheny Energy, Inc. issued the attached joint press release announcing the filing by FirstEnergy Corp. and Allegheny Energy, Inc. of an application with the Virginia State Corporation Commission for approval of their previously announced proposed merger.

Contacts for FirstEnergy:	Contacts for Allegheny:
For Investors:	For Investors:
Ronald Seeholzer	Max Kuniansky
(330) 384-5415	(724) 838-6895

For Media:	For Media:
Ellen Raines	David Neurohr
(330) 384-5808	(724) 838-6020
FIRSTENERGY AND ALLEGHENY ENERGY FILE MERGER APPLICATION
WITH VIRGINIA STATE CORPORATION COMMISSION
     AKRON, OHIO, AND GREENSBURG, PA — FirstEnergy Corp. (NYSE: FE) and Allegheny Energy, Inc. (NYSE: AYE) today filed an application with the Virginia State Corporation Commission (SCC) for approval of their proposed merger.
     The Companies are seeking SCC approval since Allegheny Energy owns transmission assets in Virginia through Potomac Edison and the Trans-Allegheny Interstate Line Company (TrAILCo). Earlier this month, the SCC approved Allegheny Energy’s sale of Potomac

Edison’s electric distribution service territory and facilities to Rappahannock Electric Cooperative and Shenandoah Valley Electric Cooperative.
     In their application, the companies said the proposed merger would not negatively impact the service provided by Potomac Edison and TrAILCo.
     The merger is expected to close in the first half of 2011, subject to customary closing conditions, including shareholder and regulatory approvals, as outlined in the amended Registration Statement on Form S-4 that was filed with the Securities and Exchange Commission earlier today. The merger is expected to create a combined company with a more diversified energy delivery business and stronger generation portfolio, which would enhance customer service, reliability and operational flexibility.
     The companies previously filed applications with the Federal Energy Regulatory Commission, the Pennsylvania Public Utility Commission, the Public Service Commission of West Virginia, and the Maryland Public Service Commission. The companies also made filings with the Federal Trade Commission and Department of Justice for clearance under the Hart-Scott-Rodino Antitrust Improvement Act of 1976.
INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS
In addition to historical information, this news release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny Energy, including future financial and operating results; FirstEnergy’s and Allegheny Energy’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny Energy shareholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the amended Registration Statement on Form S-4 (Registration No. 333-165640) that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy’s and Allegheny Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither FirstEnergy nor Allegheny Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, FirstEnergy filed an amended Registration Statement on Form S-4 (Registration No. 333-165640) with the SEC that includes a preliminary joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a preliminary prospectus of FirstEnergy. FirstEnergy and Allegheny Energy will mail the definitive joint proxy statement/prospectus to their respective shareholders. FirstEnergy and Allegheny Energy urge investors and shareholders to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www.firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny Energy’s website (www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”
PARTICIPANTS IN THE MERGER SOLICITATION
FirstEnergy, Allegheny Energy and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstEnergy and Allegheny Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstEnergy and Allegheny Energy shareholders in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus contained in the above-referenced amended Registration Statement on Form S-4. You can find information about FirstEnergy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010 and Annual Report on Form 10-K filed with the SEC on February 19, 2010. You can find information about Allegheny Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2010 and Annual Report on Form 10-K filed with the SEC on March 1, 2010. Additional information about FirstEnergy’s executive officers and directors and Allegheny Energy’s executive officers and directors can be found in the above- referenced amended Registration Statement on Form S-4. You can obtain free copies of these documents from FirstEnergy and Allegheny Energy using the website information above.